Exhibit 99.1

ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA
NEWS RELEASE

New Mine Plan to Increase Production

November 19, 2003—Toronto, Canada—ABER DIAMOND CORPORATION (TSE-ABZ, NASDAQ-ABER)

Aber Diamond Corporation announces that Diavik Diamond Mines Inc., operator of the Diavik Diamond Mine, has presented an updated mine plan for the approval of the Diavik joint venture participants prior to the calendar year end. The new plan calls for increased through-put to 1.7 million tonnes of ore in calendar 2004, producing approximately 8.2 million carats of diamonds. The diamond market is currently strong, and the joint venture participants believe it can readily accept significant additional Diavik product.

The underlying focus of the updated mine plan is to expand production while increasing ore reserves through better definition of the existing resources and through aggressive exploration of the 240 thousand hectare Diavik Property. The revised mine plan also accommodates peripheral enhancements to the resource base as derived from current production results, the earlier production start and an advanced ramp-up. Aber expects to receive a revised ore reserve statement from the operator during calendar 2004.

During calendar 2004 it is planned to mine a total of 2.1 million tonnes of ore from the existing A-154 open pit area. Of this total, 1.6 million tonnes are to be mined from the A-154 South kimberlite pipe and 470 thousand tonnes from the A-154 North kimberlite pipe. On the basis of a planned 76% plant utilization, all of the A-154 South ore as well as 60 thousand tonnes of the A-154 North ore are planned to be processed through the process plant during the calendar year. The remaining 410 thousand tonnes of A-154 North ore will be stockpiled at the processing plant with the objective of processing this ore as and when capacity allows.

Diamond production is expected to be approximately 8.2 million carats, with 8.0 million carats being delivered to the Joint Venture Participants by the end of the calendar year. Aber expects to sell its 40% share, being 3.2 million carats, by January 31, 2005.

The plan calls for peak capacity of 2.0 million tonnes of processed ore to be achieved in calendar 2005. This enhanced production schedule requires increased capital expenditures including the purchase of haulage trucks and an expansion of the processed kimberlite containment structure. Associated capital expenditures during calendar 2004 are projected to be C$38 million.

The production increase from the A-154 pit advances the need for the development of the A-418 pit and its water containment dyke, and the development of an underground mine plan capable of bringing the underground resource tonnage in A-154 North to reserve status. A high-level strategic planning team has been formed to oversee the timing and engineering of these future aspects of the project. Currently a total of C$140 million of capital expenditure is planned for calendar years 2006 and 2007 for the construction of the A-418 dyke. Additional capital expenditure totaling C$25 million is assigned for calendar years 2005 and 2006 to the development of a production scale underground decline to access the lower levels of the A-154 South and A-418 pipes with the objective of assessing the feasibility of various underground mining methods.

Additional manpower and related production enhancements to optimize capacity and development planning will increase the annual operating cash costs to a total of C$193 million. This is equivalent to a cash cost per carat of

C$24 on the basis of a 1.7 million tonne through-put compared to actual cash cost per carat of C$60 for the first half of calendar 2003. The incremental processing of stockpiled ore, should this begin in calendar 2004, incurs no significant additional capital or operating cost.

In addition to seeking reserve increases within the A-154 North pipe, exploration efforts will seek new reserves in the immediate mine area as well as over the broader Diavik property. Budgeted exploration expenditures have been increased from C$4 million in calendar 2003 to C$9 million for calendar 2004. Emphasis will be placed on the evaluation of 27 kimberlite pipes located within a central core of the Diavik claim area supplemented by ongoing, wider exploration for new pipes. Exploration objectives remain the expansion of the project reserve base to deliver enhanced project life and capacity.

The Diavik Diamond Mine (known as the Diavik Project during the project construction phase, prior to the commencement of commercial production) is an unincorporated joint venture between Diavik Diamond Mines Inc. (60%) and Aber Diamond Mines Ltd. (40%). Both companies are headquartered in Yellowknife, Canada. Diavik Diamond Mines Inc. is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada.

This news release contains "forward looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. When used in this release, words such as "estimate", "intend", "expect", "anticipate", "projected", "planned" and similar expressions are intended to identify forward-looking statements—which are, by their very nature, not guarantees of Aber's future operational or financial performance, and are subject to risks and uncertainties.

This forward-looking information mainly concerns the Diavik Diamond Mine. Differences may result from additional drilling, sampling, and diamond valuations and from engineering and construction timetables and problems, unanticipated problems with mine operations and production, operational decisions taken by Aber's Joint Venture partner, fluctuations in energy, labour and other input costs,, developments in world diamond markets, local, regional or national political developments in Canada, fluctuations in the Canadian dollar relative to the US dollar, and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this release, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:
Robert A. Gannicott, President and Chief Executive Officer—(416) 362-2237 (ext. 225)
Amir Kalman, Manager, Investor Relations—(416) 362-2237 (ext. 244)